Exhibit 99.1
Orion House
5 Upper St. Martin’s Lane
London WC2H 9EA
Telephone: +44 (0) 20 7497 2211
Fax: +44 (0) 20 7497 2399

Company Secretary STATS ChipPAC Ltd 10 Ang Mo Kio Street 65 #05-17/20 Techpoint Singapore 569059
15 June 2010
Dear Sir,
Please find attached two announcements in relation to holdings by Marathon Asset Management LLP in STATS ChipPAC Ltd.
Kindly note that the dates of the effective change are sometime in the past. Marathon has a deemed interest in shares in STATS ChipPAC Ltd as a result of its relationship with its underlying investment management clients. These clients fall into two categories; those where Marathon has full control over the STATS ChipPAC Ltd shares (including the exercise of voting rights), and those where Marathon has authority to acquire and dispose but does not have the authority to exercise voting rights.
Until recently Marathon, together with its legal advisors in Singapore, had taken the position that it only had a deemed interest in relation to the proportion of the shares where it could exercise the voting right, and disclosures have been made on that basis. From the consultation paper issued by MAS in October 2007 on the proposed changes to the Securities and Futures Act regarding notification of substantial shareholding, we noted that until the proposed changes were to come into effect, the disclosure requirements of substantial shareholders would be as stated in the Companies Act.
However, due to the recent joint notice from ACRA and MAS, Marathon has decided to make the announcement on substantial shareholding on the basis of its total interest, notwithstanding that it still differentiates between shares in which it has voting control, and shares in which it only has the right to acquire and dispose.
Please let me know if you need any further information.
Yours faithfully,

Simon Davies
Head of Compliance
Marathon Asset Management LLP
Orion House, 5 Upper St. Martin’s Lane, London WC2H 9EA.
Registered in England No OC 305964    Authorised and Regulated by the FSA.
Registered in the United States with the Securities and Exchange Commission.

To:	Singapore Exchange Securities Trading Limited 2 Shenton Way #19-00 SGX Centre 1 Singapore 068804

Attn:	Head of Market Control Fax no: (65) 6438 4306
Dear Sirs,
Notice Of Substantial Shareholder’s Interests/Change in Interests/Cessation of Interests*
1.     In accordance with Section 137 of the Securities and Futures Act 2001, I/we hereby notify you that I am/we are a substantial shareholder of the company identified below which is listed on SGX-ST (“listed company”) and the particulars of my/our interest(s) in the shareholdings of the listed company are as follows:-
PART I [Please complete this Part]

1. Date of notice to listed company:	15/06/2010

2. Name of Substantial Shareholder:	Marathon Asset Management LLP

3. Name of listed company:	Stats Chippac Ltd

4. Please tick one or more appropriate box(es):
✓	a New Substantial Shareholder’s Interest.

[Please complete Parts II and IV]

☐	a Change in the Percentage Level of a Substantial Shareholder’s Interest or Cessation of Interest.

[Please complete Parts III and IV]
PART II

1. Date of change of interest:	30/04/2007

2. Name of Registered Holder[1] :	Shares held by various custodians (refer to annex A)

3. Circumstance(s) giving rise to the interest or change in interest:	Open Market Purchase
4. 2Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:	93,770,000
As a percentage of issued share capital:	4.64%

No. of shares which are the subject of this notice:	32,005,000
As a percentage of issued share capital:	1.58%

Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1.8498 SGD

No. of shares held after the change:	125,775,000
As a percentage of issued share capital:	6.22%

PART III

1. Date of change of interest:

2. The change in the percentage level:

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.
PART IV
1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		93,770,000
As a percentage of issued share capital:	%	4.64%

No. of shares held after the change:		125,775,000
As a percentage of issued share capital:	%	6.22%

Footnotes	The percentages are calculated based on issued shares capital of 2,022,154,000 shares.
2. My/our contact details, should you have any queries regarding this Notice and its contents are as follows:-
(a)	Telephone number:- +44 (0) 20 7497 2211

(b)	#Name of contact person:- Simon Davies

(c)	Address:-
Marathon Asset Management LLP
Orion House
5 Upper St Martin’s Lane
London, WC2H 9EA
UK

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name:	Simon Davies
Designation (if applicable): Head of Compliance Date: 15 June 2010

Note :

1 To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder

2 To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder’s name.

*please delete, whichever is the case

Annex A

Custodian	Holding
BNP Paribas Securities Services	446,000
Bank of New York	8,242,000
Brown Brothers Harriman	5,713,000
JP Morgan Chase	10,068,000
Citibank	557,000
Citibank Hong Kong	1,762,000
Danske Bank	3,309,000
Mellon Trust	32,041,000
National Australia Bank Ltd	514,000
Nordea	1,409,000
Northern Trust	13,409,000
PFPC Trust Company	667,000
RBC Dexia	4,331,000
State Street Bank & Trust Company, Boston	43,307,000

Total	125,775,000

To:	Singapore Exchange Securities Trading Limited 2 Shenton Way #19-00 SGX Centre 1 Singapore 068804

Attn:	Head of Market Control Fax no: (65) 6438 4306
Dear Sirs,
Notice Of Substantial Shareholder’s Interests/Change in Interests/Cessation of Interests*
1.     In accordance with Section 137 of the Securities and Futures Act 2001, I/we hereby notify you that I am/we are a substantial shareholder of the company identified below which is listed on SGX-ST (“listed company”) and the particulars of my/our interest(s) in the shareholdings of the listed company are as follows:-
PART I [Please complete this Part]

1. Date of notice to listed company:	15/06/2010

2. Name of Substantial Shareholder:	Marathon Asset Management LLP

3. Name of listed company:	Stats Chippac Ltd
4. Please tick one or more appropriate box(es):
☐	a New Substantial Shareholder’s Interest.
[Please complete Parts II and IV]

✓	a Change in the Percentage Level of a Substantial Shareholder’s Interest or Cessation of Interest.
[Please complete Parts III and IV]
PART II

1. Date of change of interest:	(DD/MM/YYYY)

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:
4. 2Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change:
As a percentage of issued share capital:	%

No. of shares which are the subject of this notice:
As a percentage of issued share capital:	%

Amount of consideration (excluding brokerage and stamp duties) per share paid or received:

No. of shares held after the change:
As a percentage of issued share capital:	%

PART Ill

1. Date of change of interest:	17/10/2008

2. The change in the percentage level:	From 6.96% to 7.04%

3. Circumstance(s) giving rise to the interest or change in interest:	Open Market Purchase

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.	A transaction
PART IV
1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		153,341,000
As a percentage of issued share capital:	%	6.96%

No. of shares held after the change:		155,009,000
As a percentage of issued share capital:	%	7.04%

Footnotes	The percentages are calculated based on issued shares capital of 2,202,167,000 shares.
2. My/our contact details, should you have any queries regarding this Notice and its contents are as follows:-
(a)	Telephone number:- +44 (0) 20 7497 2211

(b)	#Name of contact person:- Simon Davies

(c)	Address:- Marathon Asset Management LLP Orion House 5 Upper St Martin’s Lane London, WC2H 9EA UK

#To be filled in if substantial shareholder is a company.
Yours faithfully,

Name:	Simon Davies
Designation (if applicable): Head of Compliance Date: 15 June 2010

Note :

1 To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder

[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder’s name.

*please delete, whichever is the case

Orion House
5 Upper St. Martin’s Lane
London WC2H 9EA
Telephone: +44 (0) 20 7497 2211
Fax: +44 (0) 20 7497 2399

Ms. Janet Taylor STATSChipPAC Ltd 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059
17 June 2010
Dear Janet,
Thank you for your recent fax.
I can confirm that the proportion of shares in which Marathon Asset Management LLP held voting rights and dispositive only rights, as at 17-10-2008, are as detailed below:

	Voting	Dispositive Only	Total
Nominal	113,059,000	41,950,000	155,009,000
Percentage	5.13%	1.19%	7.04%
Yours faithfully,

Simon Davies
Head of Compliance
Marathon Asset Management LLP
Orion House, 5 Upper St. Martin’s Lane, London WC2H 9EA.
Registered in England No OC 305964    Authorised and Regulated by the FSA.
Registered in the United States with the Securities and Exchange Commission.